Exhibit 99.1

Major U.S. Utility Company Slashes Operating Costs and Improves
Service Quality with NICE Engage Platform

The complex and large-scale migration to the latest NICE recording platform took just one week

Paramus, New Jersey, December 3, 2015 – NICE Systems (NASDAQ: NICE) today announced that a major utility company in the United States has realized a significant cost reduction for recording and archiving after upgrading to the NICE Engage Platform, powered by the Advanced Interaction Recorder (AIR). The large-scale migration was also completed in record time, with all sites up and running in just one week.

The NICE solution is helping the utility company field over one million customer interactions annually. Of these, tens of thousands are emergency calls for which handle time and efficiency can be critical. The company must also adhere to various compliance regulations requiring the retention of customer interaction recordings for up to 10 years.

The benefits of upgrading to the NICE Engage Platform include:
•	Significantly improved average handle times
•	Better call retention and archiving capabilities, and a more flexible tool for managing this
•	Advanced monitoring to ensure that systems are always on and running
•	100% voice and screen capture in a single server
•	Increased agent productivity and quality of service
•	Proactive adherence to compliance regulations

The utility company is also using NICE Quality Management to gain insight into agent performance. Both employees and managers have direct access to detailed performance metrics, encouraging accountability and enabling supervisors to see the value of coaching in action. Also, with NICE Quality Planner, the company can ensure that it is aligning its quality evaluations with its key metrics, while also cutting down the time it takes to complete the agent evaluation cycle.

“We pride ourselves in helping our client quickly transition its recording solution to the NICE Engage Platform while maintaining complete business continuity. The benefits of this upgrade are clear, as the company has already achieved significant improvements in its operations and reduced costs,” said Miki Migdal, President of the NICE Enterprise Product Group. “Using insights from the NICE solutions, the company is empowering its agents to respond more effectively and driving further operational improvements to help create a perfect customer experience.”

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.